Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock beneficially owned by each of them of Tokai Pharmaceuticals, Inc. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 16th day of May, 2017.

NOVARTIS BIOVENTURES LTD.

By:	/s/ H.S. Zivi
Name: Title:	H.S. Zivi Chairman

By:	/s/ Laurieann Chaikowsky
Name: Title:	Laurieann Chaikowsky Authorized Signatory

NOVARTIS AG

By:	/s/ H.S. Zivi
Name: Title:	H.S. Zivi Authorized Signatory

By:	/s/ Bartosz Dzikowski
Name: Title:	Bartosz Dzikowski Authorized Signatory